Mail Stop 3561

      April 13, 2006



Via U.S. Mail and Facsimile

Richard Bryant
Chief Executive Officer and President
Elephant & Castle Group, Inc.
1190 Hornby Street
Vancouver, B.C. Canada V6Z 2K5


      RE:	Elephant & Castle Group, Inc.
			Form 10-K for the Fiscal Year Ended December 26,
2004
Amendment No.1 to Form 10-K for the Fiscal Year Ended December 26,
2004
			Form 10-Q for the Quarterly Period Ended March 27,
2005
			Form 10-Q for the Quarterly Period Ended June 26,
2005
			Form 10-Q for the Quarterly Period Ended September
25,
2005
Form 10-K for the Fiscal Year Ended December 25, 2005

      File No. 1-12134

Dear Mr. Bryant:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


      Sincerely,


								Linda Cvrkel
      Branch Chief


Via facsimile: 	Roger Sexton, Chief Financial Officer
		(604) 684-8595















Richard Bryant
Elephant & Castle Group, Inc.
April 10, 2006
Page 1